UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                     SEC File Number: 333-149338
                                                        CUSIP Number: 59065A 105
(Check One):
|X| Form 10-K  |_| Form 20-F |_| Form 11-K |_| Form 10-Q |_| Form 10-D
|_| Form N-SAR |_| Form N-CSR

For period ended:  December 31, 2009
                   -------------------------------------------------------------

|_|  Transition Report on Form 10-K
|_|  Transition Report on Form 20-F
|_|  Transition Report on Form 11-K
|_|  Transition Report on Form 10-Q
|_|  Transition Report on Form N-SAR

For the transition period ended:
                                ------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                               ---------------------------------

PART I--REGISTRANT INFORMATION

Full name of registrant:                      Mesa Energy Holdings, Inc.
                                              ----------------------------------
]Address of Principal Executive Office:       5220 Spring Valley Road, Suite 525
                                              ----------------------------------
City, State and Zip Code:                     Dallas, TX  75254
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                                    Copy to:

                            Adam S. Gottbetter, Esq.
                           Gottbetter & Partners, LLP
                         488 Madison Avenue, 12th Floor
                               New York, NY 10022
                              Phone: (212) 400-6900
                            Facsimile: (212) 400-6901

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PART II--RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |X| (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      |X| (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      |_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

      The registrant is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2009 (the "Report") by the prescribed date of March 31, 2010, without unreasonable effort or expense because the registrant needs additional time to complete certain disclosures and analyses to be included in the Report. The registrant intends to file its Report on or prior to the fifteenth calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact with regard to this notification.

      Barrett S. DiPaolo              (212)           400-6900
      -------------------------       ---------       --------
      (Name)                          (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                 |X| Yes |_| No

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(3)   Is it  anticipated  that any  significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                 |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

      Significant Change in Results of Operations Summary:

      Revenue

      We generated minimal revenues of $16,639 for the year ended December 31, 2009 while we generated no revenues for the year ended December 31, 2008. This revenue figure represents four month's revenue from the existing producing wells in our Java Field prospect in Wyoming County, New York.

      Operating Expenses

      Operating expenses excluding the loss on the sale of oil and gas properties for the year ended December 31, 2009 were $964,123, a decrease of $553,281 from $1,517,404 for the year ended December 31, 2008. The decrease was primarily due to (1) lower legal and professional fees and other general and administrative expenses that incurred in 2008 for work related to a proposed offering that was not consummated, (2) prospect and finance fees related to the acquisition of the Main Pass property and the sale of a 40% working interest to Roky Operating, LLC, and (3) the expensing of the capitalized asset value of the Frenchy Springs property as a result of plugging and abandoning the well in November 2008. We will continue our efforts to manage administrative costs going forward.

      Loss or gain on sale of oil and gas properties

      In 2009, Mesa Energy, Inc., a private Nevada corporation that is now our wholly owned subsidiary ("Mesa"), sold 100% of its member interest in Poydras to St. Francisville Oil & Gas, LLC ("St. Francisville"). St. Francisville agreed to assume all the assets and related liabilities of the Main Pass 35 Project and the IP #1 well, which amounted to $2,627,655 of assets and $1,475,658 of liabilities. Mesa recognized a loss of $1,151,997.

      Depreciation and Amortization

      Depreciation, depletion, amortization, accretion, and impairment expense for the years ended December 31, 2009 and 2008 was $29,631 and $39,100, respectively, primarily due to the expiration of non-essential mineral leases.

      Interest Income and Expense

      Interest expense was $125,494 for the year ended December 31, 2009 as compared to interest expense of $63,820 for the year ended December 31, 2008, a decrease of $182,530. The difference was due to additional debt and the amortization of the deferred financing cost for our 2009 private placement offering. Interest income for the same periods was $617 and $22,104, respectively.

      The foregoing information is preliminary and unaudited and may be subject to change in the Report when filed.

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                           Mesa Energy Holdings, Inc.
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned heretofore duly authorized.

Date:  April 1, 2010

                                         By: /s/ Randy M. Griffin
                                             --------------------------
                                         Name:  Randy M. Griffin
                                         Title: Chief Executive Officer

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